Studsvik®

Handläggare-*Matter handled by*
Marianne Ottosson
Phone +46 155 22 10 25 **Fax** +46 155 26 30 00
marianne.ottosson@studsvik.se www.studsvik.se

02 SEP 10 AM 9:18

Datum-*Date*
30 August 2002

Ert datum-*Your date*

Vår referens-*Our reference*

Er referens-*Your reference*

02049846

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Studsvik AB (publ) – Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at 011 46 155 22 10 25 or fax 011 46 155 26 30 00.

Yours sincerely

Marianne Ottosson

SUPPL

Enclosures

PROCE...
SEP 12 2002
THOMSO...
FINANCIAL

9/10

August 19, 2002

Studsvik AB (publ) – Interim Report, January–June 2002

- **Studsvik's net sales increased by 21 per cent to SEK 492.7 million (408.5).**
- **The result before tax improved considerably during the second quarter to SEK -3.7 million (-28.0). In total, the result for the period amounted to SEK -23.3 million (-64.1).**
- **Together with Washington Group Inc., Studsvik has formed a company to treat federal nuclear waste in the USA.**
- **Production in the Erwin facility increased during the second quarter by 30 per cent compared with the first quarter. During the last two months of the period, the business reported a positive operating result.**

Net Sales

During the second quarter, net sales amounted to SEK 249.1 million (211.6) and for the period of January-June, amounted to SEK 492.7 million (408.5), which is an increase of about 21 per cent. All of the SBUs have contributed to the increase.

Net sales outside Sweden increased during the period of January-June and amounted to 68 (66) per cent of net sales.

A breakdown of net sales per geographical market is provided below.

Amounts in SEK million	Apr-June 2002	Apr-June 2001	Jan-June 2002	Jan-June 2001	Full year 2001
Sweden	83.8	43.6	157.8	140.2	306.9
Europe, excluding Sweden	94.4	88.4	180.0	151.9	310.7
North America	54.5	68.7	116.0	97.5	196.8
Asia	16.1	10.9	38.2	18.9	63.2
Other markets	0.3	–	0.7	–	5.1
Total	**249.1**	**211.6**	**492.7**	**408.5**	**882.7**

Result

The operating result for the second quarter was SEK -2.9 million (-27.0). For the period of January-June, the operating result amounted to SEK -21.9 million (-59.0). Non-recurring costs, primarily for the arbitration process in the USA were charged to the result. For January-June, these costs amounted to SEK 25.0 million (15.9) and have been entirely charged to administrative

expenses. No non-recurring costs were charged to the second quarter. A breakdown of the result is shown below.

Amounts in SEK million	Apr-June 2002	Apr-June 2001	Jan-June 2002	Jan-June 2001	Full Year 2001
Operating result	-2.9	-27.0	-21.9	-59.0	-125.7
Non-recurring items	0.0	21.1	25.7	31.6	76.8
Adjusted operating result	-2.9	-5.9	3.8	-27.4	-48.9
Amortization of goodwill	2.8	2.5	5.0	5.0	10.0
Adjusted operating result before amortization of goodwill	-0.1	-3.4	8.8	-22.4	-38.9

Business

General

During the second quarter, Studsvik, together with Washington Group Inc. founded a new company, THOR Treatment Technologies LLC. The new company will operate on the US market for the treatment of federal nuclear waste, also known as the DOE market (US Department of Energy). Studsvik is giving the newly formed company an exclusive licence for Studsvik's THOR process and is receiving in exchange a 50 per cent stake in the company. The newly formed company is expected to generate USD 100 million in net sales within a three to five-year period.

The term "DOE market" refers to the waste which has been stored in the USA since the 1950's and which originated from the nuclear arms program. The US Department of Energy is responsible for the treatment of the waste and for decommissioning the facilities. The total value of the market is estimated at USD 150-300 billion over a period of 25 years.

A decision in the arbitration process between Studsvik, Inc. and Metric Duke, concerning the construction of the waste management facility in Erwin is not expected until the fourth quarter.

The general meeting of shareholders decided on an option program for a maximum of 310,000 options directed at employees of the Group outside the USA. When the subscription period ended, 104,400 options had been subscribed. The options were issued at a price of SEK 6.60 each. The holders are entitled to subscribe for one (1) Studsvik AB share per option, at a price of SEK 61.50, during the period of June 1, 2004 – May 31, 2005. Unsubscribed options can be offered to new employees.

Nuclear Technology

During the second quarter, net sales for the SBU amounted to SEK 75.7 million (81.8) and, for the period of January-June, to SEK 183.8 million (171.2). The operating profit for the second quarter amounted to SEK 0.2 million (2.4) and, for the period of January-June, to SEK 13.1 million (-4.3). SEK -3.1 million in non-recurring items are included in the operating result for 2001.

Studsvik Nuclear AB's operating profit is improving as the guarantee work for fuel testing projects conducted for Japanese customers is coming to an end.

Income within in-core fuel management code operations (the Studsvik Scandpower group) varies as usual and is leveling off somewhat during the second quarter after a very strong first quarter. However, for the period of January-June, income and operating profit are both well over that of the previous year.

Waste & Decommissioning

During the second quarter, net sales for the SBU increased by just over 50 per cent to SEK 69.1 million (45.5) and amounted to SEK 130.5 million (87.6) for the period of January-June. Operating profit for the second quarter amounted to SEK 5.5 million (-19.1) and, for the period of January-June, to SEK -17.3 million (-32.2). The operating result includes SEK -29.9 million (-42.8) from the business in Erwin, USA, which includes SEK 25.0 million (15.9) in costs for the arbitration process.

Production in the Erwin facility continues to increase. Production for the second quarter exceeded that of the first quarter by 30 per cent and the average production per month during the period of January-June amounted to about 2,500 cubic feet. The market prices remained unchanged during the second quarter, which means about USD 360 per cubic foot. The positive production results in combination with lower costs have meant a clear improvement in results. During the last two months of the second quarter, the operation has reported a positive profit development.

Studsvik RadWaste AB is continuing its positive development and reports growth both with respect to net sales and operating profit.

Industrial Services

During the second quarter, net sales for this SBU increased by just over 16 per cent to SEK 110.5 million (95.1). For the period of January-June, net sales amounted to SEK 196.9 million (169.2). Operating profit for the second quarter amounted to SEK 4.4 million (4.4), and for the period of January-June, to SEK 5.6 million (4.1).

The SBU currently reports growth on the German market. The second quarter was characterized by refueling and maintenance outage contracts, namely decontamination and health physics work at nuclear power plants during the annual planned outages. The outage contracts are most intensive during the second and the third quarters. The number of contracts in decommissioning and dismantling is increasing. Unlike the outage contracts these are not seasonal in nature and generate both income and work throughout the year.

The development and profit level of the Swedish business is not satisfactory and measures have been adopted to increase profitability.

Nuclear Medicine

During the second quarter, the SBU's turnover amounted to SEK 6.3 million (4.2) and, for the period of January-June, to SEK 10.6 million (7.3). The operating result for the second quarter amounted to SEK -2.9 million (-0.2), and for the period of January-June, to SEK -4.9 million (-0.3). Medical radio-isotope production reports a positive development, with a growth in net sales of just over 50 per cent during the period of January-June, compared with the previous year. The BNCT activity, which is still conducting clinical trials, is reporting a loss. The price for the treatments during the clinical trial phase does not cover the costs and, consequently, results will only improve once BNCT has entered the routine, clinical phase and can, thereby, charge a market-based price. This is not expected to occur in 2002.

The initial evaluation of the patients who have passed six months since their BNCT treatment was reported in June. The conclusions that can so far be drawn are that BNCT is at least as effective as alternative therapies. At the same time, the patient's quality of life with BNCT is superior to that with conventional therapies.

Investments

During the second quarter, investments for the Group amounted to SEK 13.6 million (13.3). During the first half of the year investments amounted to SEK 20.3 million (30.6) and mainly concerned re-investments.

Financial Position and Liquidity

At June 30, liquid assets amounted to SEK 86.5 million (305.6), which corresponds to 9 per cent of net sales calculated to an annual basis.

Equity amounted to SEK 457.5 million (632.9) and the equity-assets ratio to 44.1 (45.9) per cent.

Interest-bearing liabilities amounted to SEK 202.2 million (340.2). Borrowing is entirely in foreign currency and concerns the investment in the USA as well as the acquisition of SINA Industrieservice.

Cash Flow

Cash flow from operating activities before investments and changes in working capital has been considerably reinforced and amounted to SEK 8.0 million (-41.9). The investments amounted to SEK 20.3 million, which is just over SEK 10 million lower than the previous year. A working capital change amounting to SEK -64.1 million, which is largely explained by normal seasonal fluctuations, was charged to the cash flow of the Group. A positive working capital change was reported for the corresponding period the previous year. However, this was attributable to a refund from the SPP pension company, reported as a receivable. After investments and changes in working capital, the cash flow for the period of January-June amounted to SEK -76.4 million (-62.7). A programme of measures has been in progress for some time in order to strengthen the cash flow, focusing on operating profit as well as on reducing the capital tied up in fixed assets.

Personnel

During the period the average number of employees amounted to 1,120 (1,174).

Parent Company

In the second quarter, net sales for the parent company amounted to SEK 3.1 million (4.0). In the first half of the year, net sales for the parent company amounted to SEK 5.6 million (8.7). The operating result amounted to SEK -18.5 million (-24.0) including SEK 0 million (-5.3) in non-recurring items. The decrease in net sales is related to a modification of procedures for intra-group transactions and has no impact on financial performance.

The Studsvik Share

During the quarter, almost 1 million shares were traded, corresponding to just over 12 per cent of the total shares in Studsvik. During the quarter, the maximum quoted share price was SEK 47 and the minimum, SEK 38.

Future Outlook

The Group is expected to show a tangible improvement in financial performance in 2002, which corresponds to the assessment made in interim report for January-March 2002.

All of the Group's units are expected to contribute to the improvement in financial performance, with the exception of BNCT operations which will remain in the clinical trial phase and, thereby, report a loss this year. Material amounts of non-recurring items were charged to the result for 2001. Of these costs, only the cost of the arbitration process in the USA remains in 2002 after which time the costs are expected to cease altogether.

Changed Accounting Policies

As of 2002, the company is applying the seven new recommendations that enter into force from this year. The application of the new accounting policies have no impact on the reported financial performance and position. Consequently, the comparative figures for the previous year have not been adjusted.

Consolidated Income Statement Amounts in SEK million	**Apr-June 2002**	**Apr-June 2001**	**Jan-June 2002**	**Jan-June 2001**	**Full Year 2001**
Net sales	249.1	211.6	492.7	408.5	882.7
Cost of services sold	-203.8	-165.9	-392.8	-346.7	-748.9
Gross profit	**45.3**	**45.7**	**99.9**	**61.8**	**133.8**
Selling expenses	-10.1	-10.2	-20.4	-20.2	-41.0
Administrative expenses	-28.9	-50.4	-81.7	-78.4	-172.7
Research and development costs	-10.4	-12.7	-21.3	-23.2	-48.7
Other operating income	0.8	0.1	0.9	0.2	0.5
Other operating expenses	-0.1	-0.1	-0.1	-0.2	-0.1
Result from participations in associated companies	0.5	0.6	0.8	1.0	2.5
Operating result	**-2.9**	**-27.0**	**-21.9**	**-59.0**	**-125.7**
Interest income and other similar profit/loss items	1.1	3.2	2.6	4.4	10.8
Interest expense and other similar profit/loss items	-1.9	-4.2	-4.0	-9.5	-17.5
Result after financial items	**-3.7**	**-28.0**	**-23.3**	**-64.1**	**-132.4**
Tax	-7.9	-3.5	-9.5	-9.3	-3.0
Result for the period	**-11.6**	**-31.5**	**-32.8**	**-73.4**	**-135.4**
Result per share, SEK	-1.43	-3.87	-4.05	-10.42	-17.86

Condensed Consolidated Balance Sheet Amounts in SEK million	**Jan-June 2002**	**Jan-June 2001**	**Full Year 2001**
Assets			
Goodwill	82.6	85.0	88.9
Other intangible fixed assets	12.7	14.7	13.7
Tangible fixed assets	619.8	737.7	725.2
Financial fixed assets	15.8	21.5	11.6
Inventories etc	5.3	7.8	6.4
Accounts receivable – trade	136.5	104.5	131.7
Other current receivables	78.4	100.8	82.5
Cash and bank balances	86.5	305.6	258.0
Total assets	**1,037.6**	**1,377.6**	**1,318.0**
Equity and liabilities			
Equity	457.5	632.9	551.6
Provisions	163.3	184.9	160.2
Long-term liabilities	191.0	325.1	313.6
Current liabilities	225.8	234.7	292.6
Total liabilities and equity	**1,037.6**	**1,377.6**	**1,318.0**

Changes in equity Amounts in SEK million	**Jan-June 2002**	**Jan-June 2001**	**Full Year 2001**
Equity at the beginning of the period	551.6	356.1	358.0
New share issue	–	159.7	159.7
Shareholder's contribution	–	160.8	160.8
Net result for the period	-32.8	-73.4	-135.4
Change in translation differences	-61.3	29.7	8.5
Equity at the end of the period	457.5	632.9	551.6

Condensed Consolidated Cash Flow Statement Amounts in SEK million	Jan-June 2002	Jan-June 2001	Full Year 2001
Operating activities			
Operating result	-21.9	-59.0	-125.7
Depreciation	48.7	46.4	91.9
Other non-cash items	-6.2	8.8	-23.2
	20.6	**-3.8**	**-57.0**
Financial items, net	-1.4	-5.1	-7.8
Tax	-11.2	-33.0	-30.9
Cash flow generated from operations before working capital changes	**8.0**	**-41.9**	**-95.7**
Working capital changes	-64.1	9.8	56.6
Cash flow from operating activities	**-56.1**	**-32.1**	**-39.1**
Investing activities			
Investments	-20.3	-30.6	-74.2
Other changes from investing activities	-3.8	1.1	13.8
Cash flow from investing activities	**-24.1**	**-29.5**	**-60.4**
Financing activities			
New share issue and shareholder's contribution	–	320.5	320.5
Change, borrowings	-89.2	13.9	3.9
Cash flow from financing activities	**-89.2**	**334.4**	**324.4**
Change in liquid assets	**-169.4**	**272.8**	**224.9**
Liquid assets at the beginning of the year	**258.0**	**31.8**	**31.8**
Translation differences	**-2.1**	**1.0**	**1.3**
Liquid assets at the end of the period	**86.5**	**305.6**	**258.0**

Financial Ratios for the Group* Amounts in SEK million	Jan-June 2002	Jan-June 2001	Full Year 2001
Operating result			
Operating result before depreciation	27.8	-12.6	-33.8
Operating result before amortization of goodwill	-16.9	-54.0	-115.7
Margins			
Operating margin before depreciation, %	5.6	neg	neg
Operating margin before amortization of goodwill, %	neg	neg	neg
Operating margin, %	neg	neg	neg
Profit margin, %	neg	neg	neg
Profitability			
Return on total assets, %	neg	neg	neg
Return on operating capital, %	neg	neg	neg
Return on capital employed, %	neg	neg	neg
Return on equity, %	neg	neg	neg
Capital structure			
Total capital	1,037.6	1,377.6	1,318.0
Operating capital	573.5	667.7	624.3
Capital employed	660.0	973.3	882.3
Equity	457.5	632.9	551.6
Net interest-bearing debt	115.7	34.6	72.5
Net debt-equity ratio (times)	0.3	0.1	0.1
Interest cover	neg	neg	neg
Equity-assets ratio, %	44.1	45.9	41.9
Cash flow			
Degree of self-financing (times)	neg	neg	neg
Investments	20.3	30.6	74.2
Employees			
Average number of employees	1,120	1,174	1,134
Net sales per employee	0.9	0.7	0.8

* For definitions, see Studsvik's Annual Report 2001.

Data per share Amounts in SEK	**Apr-June 2002**	**Apr-June 2001**	**Jan-June 2002**	**Jan-June 2001**	**Full Year 2001**
Number of shares at the end of the period	8,114,211	8,114,211	8,114,211	8,114,211	8,114,211
Average number of shares	8,114,211	8,114,211	8,114,211	7,040,213	7,581,625
Result per share	-1.43	-3.87	-4.05	-10.42	-17,86
Equity per share	56.38	77.99	56.38	77.99	67,98

Financial data per SBU Amounts in SEK million	**Apr-June 2002**	**Apr-June 2001**	**Jan-June 2002**	**Jan-June 2001**	**Full Year 2001**
Nuclear Technology					
Net sales	75.7	81.8	183.8	171.2	310.2
Operating result before amortization of goodwill	0.2	2.4	13.1	-4.3	-30.2
Operating result	0.2	2.4	13.1	-4.3	-30.2
Investments	10.1	7.4	13.0	14.3	26.7
Average number of employees	218	220	220	230	225
Waste & Decommissioning					
Net sales	69.1	45.5	130.5	87.6	206.5
Operating result before amortization of goodwill	5.5	-19.1	-17.3	-32.2	-57.0
Operating result	5.5	-19.1	-17.3	-32.2	-57.0
Investments	0.6	4.0	1.9	7.2	12.8
Average number of employees	55	53	55	53	51
Industrial Services					
Net sales	110.5	95.1	196.9	169.2	396.1
Operating result before amortization of goodwill	7.0	6.6	10.1	8.6	22.5
Operating result	4.4	4.4	5.6	4.1	13.4
Investments	2.6	1.5	4.7	4.7	21.5
Average number of employees	798	835	815	858	827
Nuclear Medicine					
Net sales	6.3	4.2	10.6	7.3	15.9
Operating result before amortization of goodwill	-2.9	-0.2	-4.9	-0.3	1.1
Operating result	-2.9	-0.2	-4.9	-0.3	1.1
Investments	–	2.0	0.1	4.0	12.4
Average number of employees	6	6	6	6	6

Forthcoming Financial Information

Interim report for July-September 30 October 2002

Nyköping, August 19, 2002

On behalf of the Board of Directors

Hans-Bertil Håkansson
President

For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer,
tel +46 155 22 10 26 or +46 709 67 70 26 (cellphone),

Jerry Ericsson, Chief Financial Officer, tel +46 155 22 10 32 or +46 709 67 70 32 (cellphone).

See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.